Exhibit 99.1
GROWTH IN THE DTC CHANNEL ACROSS ALL BRANDS DRIVES ERMENEGILDO ZEGNA GROUP
H1 2025 REVENUES TO €928 MILLION1

•Group’s H1 2025 revenues at €927.7 million, -3% Year-on-Year (YoY) and -2% organic2, with DTC3 +4% YoY and +6% organic, and wholesale branded -27% YoY and organic, reflecting the strategic decision to reduce exposure on this channel.
•Q2 2025 revenues at €468.9 million, -6% YoY and -3% organic:
•ZEGNA brand revenues were -2% YoY and +2% organic, with a sequential acceleration of performance in the DTC channel (+3% YoY and +7% organic).
•DTC performance was also positive at Thom Browne (+2% YoY and +7% organic) and TOM FORD FASHION (+7% YoY and +11% organic).
•The Americas outperformed the other regions with revenues up +4% YoY and +10% organic.
July 30, 2025 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced unaudited revenues of €927.7 million in H1 2025, -3.4% YoY from €960.1 million in H1 2024 (-2.0% organic). In the second quarter, revenues reached €468.9 million, -5.7% YoY (-2.6% organic).
YoY performance at reported currencies in Q2 2025 was notably affected by the appreciation of the Euro against key currencies such as the US dollar, the Renminbi, and other currencies linked to the US dollar. The organic results included herein are calculated at constant exchange rates, therefore excluding the effect of such significant currency fluctuations and offering a more accurate reflection of the underlying business trend.
Ermenegildo “Gildo” Zegna, Chairman and CEO of the Ermenegildo Zegna Group, commented: “The strong organic DTC channel performance of +8% in Q2 2025 for the Group demonstrates our strategic initiatives and actions taken are yielding results, even though the sector navigates a continuously challenging environment.
ZEGNA and Thom Browne each grew by +7% in the DTC channel while TOM FORD FASHION increased by +11%. In terms of regions, the Americas and the Middle East continued to sustain robust momentum.
The recent months were also marked by several pivotal milestones for the Group and our brands, starting with our first ZEGNA fashion show outside Milan in June, along with Villa Zegna Dubai.
Looking at Thom Browne, I welcome Sam Lobban as the brand’s new CEO. With his extensive background in merchandising and customer-first mindset, Sam is exceptionally well-suited to lead this brand in capturing its unexpressed potential. Moreover, I am pleased that Temasek has chosen to invest in our Group, recognizing the strength of our vision and our Group’s long-term growth potential. With Temasek by our side, I am even more confident in our ability to realize our ambitions.”

1 Throughout this press release, revenues for the first half and for the second quarter of 2025 and 2024 are unaudited.
2 Revenues on an organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), are non-IFRS financial measures. Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange, (b) acquisitions & disposals, and (c) changes in license agreements where the Group operates as a licensee. See the non-IFRS financial measures section starting on page 8 of this press release for the definition and reconciliation of non-IFRS financial measures.
3 Direct-to-Consumer

Revenues Analysis for the Six and Three Months Ended June 30, 2025

REVENUES BY SEGMENT (Unaudited)

	H1 2025 vs H1 2024				Q2 2025 vs Q2 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
Zegna	660,319	660,538	0.0%	1.6%	327,026	335,638	(2.6%)	1.0%
Thom Browne	129,462	166,935	(22.4%)	(21.6%)	65,080	87,869	(25.9%)	(23.9%)
Tom Ford Fashion	152,715	148,493	2.8%	3.8%	85,237	83,473	2.1%	4.1%
Intersegment eliminations	(14,806)	(15,844)	n.m.(*)	n.m.	(8,474)	(10,015)	n.m.	n.m.
Total revenues	927,690	960,122	(3.4%)	(2.0%)	468,869	496,965	(5.7%)	(2.6%)
________________________________________
(*) Throughout this section “n.m.” means not meaningful.

Intersegment eliminations include revenues from products that the Textile and Other lines (included in the Zegna segment) sell to the Group’s brands.
REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

	H1 2025 vs H1 2024				Q2 2025 vs Q2 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
ZEGNA brand	570,409	566,067	0.8%	2.6%	277,493	283,197	(2.0%)	2.2%
Thom Browne	129,154	166,721	(22.5%)	(21.7%)	64,931	87,514	(25.8%)	(23.7%)
TOM FORD FASHION	152,715	148,493	2.8%	3.8%	85,237	83,473	2.1%	4.1%
Textile	67,061	71,836	(6.6%)	(6.3%)	37,140	38,593	(3.8%)	(3.8%)
Other (1)	8,351	7,005	19.2%	19.3%	4,068	4,188	(2.9%)	(2.5%)
Total revenues	927,690	960,122	(3.4%)	(2.0%)	468,869	496,965	(5.7%)	(2.6%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

Zegna segment
In H1 2025, revenues for the Zegna segment – which includes the ZEGNA brand, textile, and other (revenues mainly relating to third party brands) – amounted to €660.3 million, compared to €660.5 million in H1 2024, flat YoY (+1.6% organic). Revenues in Q2 2025 were €327.0 million, -2.6% YoY (+1.0% organic), reflecting the positive organic performance of the ZEGNA brand and the negative performance of the Textile division.
ZEGNA brand revenues were €570.4 million in H1 2025, compared to €566.1 million in H1 2024, +0.8% YoY (+2.6% organic). Revenues in Q2 2025 were €277.5 million, -2.0% YoY (+2.2% organic), driven by solid growth in the DTC channel, in particular in the Americas, where performance sequentially accelerated compared to Q1 2025. EMEA also reported solid double-digit organic growth, with the Middle East outperforming within the region.

Textile revenues were €67.1 million in H1 2025, compared to €71.8 million in H1 2024, -6.6% YoY (-6.3% organic), largely reflecting declining orders from brands outside the Group. The textile revenue trend improved slightly in Q2 2025, with revenues -3.8% YoY and organic. Other revenues, which mainly include revenues from the sale of finished product to third-party brands4, were €8.4 million in H1, compared to €7.0 million in H1 2024, +19.2% YoY (+19.3% organic).

4 Includes revenues from the sale of finished products (Ready-to-Wear) to luxury brands outside the group with whom we have long term supplier contracts

Thom Browne segment
In H1 2025, revenues for the Thom Browne segment amounted to €129.5 million, compared to €166.9 million in H1 2024, -22.4% YoY (-21.6% organic). Revenues in Q2 2025 were €65.1 million, -25.9% YoY (-23.9% organic). The trend in the second quarter was significantly affected by the performance of the wholesale channel, which more than offset the growth recorded in the DTC channel. Since 2024, the brand has been streamlining its presence in the wholesale channel to focus on direct distribution.
Thom Browne brand results were substantially aligned to those of the segment, with H1 2025 revenues at €129.2 million, compared to €166.7 million in H1 2024, -22.5% YoY (-21.7% organic).
Tom Ford Fashion segment
In H1 2025, revenues for the Tom Ford Fashion segment - which are aligned to the TOM FORD FASHION brand - amounted to €152.7 million, compared to €148.5 million in H1 2024, +2.8% YoY (+3.8% organic). Revenues in Q2 2025 were €85.2 million, +2.1% YoY (+4.1% organic), driven by solid double-digit organic growth in the DTC channel.

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

	H1 2025 vs H1 2024				Q2 2025 vs Q2 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	504,501	486,561	3.7%	5.6%	253,706	246,946	2.7%	7.1%
Thom Browne	92,639	89,976	3.0%	5.0%	46,351	45,257	2.4%	6.6%
TOM FORD FASHION	100,895	93,062	8.4%	9.9%	52,844	49,361	7.1%	10.7%
Total Direct to Consumer (DTC)	698,035	669,599	4.2%	6.1%	352,901	341,564	3.3%	7.5%
As a percentage of branded products (1)	82%	76%			83%	75%
Wholesale branded
ZEGNA brand	65,908	79,506	(17.1%)	(15.4%)	23,787	36,251	(34.4%)	(31.1%)
Thom Browne	36,515	76,745	(52.4%)	(52.4%)	18,580	42,257	(56.0%)	(55.8%)
TOM FORD FASHION	51,820	55,431	(6.5%)	(6.3%)	32,393	34,112	(5.0%)	(5.3%)
Total Wholesale branded	154,243	211,682	(27.1%)	(26.5%)	74,760	112,620	(33.6%)	(32.5%)
As a percentage of branded products	18%	24%			17%	25%
Textile	67,061	71,836	(6.6%)	(6.3%)	37,140	38,593	(3.8%)	(3.8%)
Other (2)	8,351	7,005	19.2%	19.3%	4,068	4,188	(2.9%)	(2.5%)
Total revenues	927,690	960,122	(3.4%)	(2.0%)	468,869	496,965	(5.7%)	(2.6%)
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(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

DTC Revenues Analysis

In H1 2025, Group DTC revenues were €698.0 million, representing 82% of the Group’s branded product revenues, compared to €669.6 million in H1 2024, +4.2% YoY (+6.1% organic). DTC revenues reached €352.9 million in Q2 2025, compared to €341.6 million in Q2 2024, +3.3% YoY (+7.5% organic).
ZEGNA DTC revenues were €504.5 million in H1 2025, compared to €486.6 million in H1 2024, +3.7% YoY (+5.6% organic). In Q2 2025, the brand’s DTC revenues were €253.7 million, +2.7% YoY (+7.1% organic), driven by the Americas with strong double-digit growth, which sequentially accelerated compared to Q1 2025, followed by solid double-digit growth in EMEA, in particular in the Middle East. Performance in the DTC channel in the Greater China Region (GCR) in Q2 2025 remained negative and broadly in line with Q1 2025. On June 30, 2025, ZEGNA counted 286 Directly Operated Stores (DOS), with three net openings in Q2 2025, including an additional store in Dubai Mall (Level Shoes) and in Porto Cervo, Italy.
Thom Browne DTC revenues were €92.6 million in H1 2025, +3.0% YoY (+5.0% organic). In Q2 2025, the brand’s DTC revenues were €46.4 million, +2.4% YoY (+6.6% organic), driven by performance in the Americas, where the brand opened some important stores during the quarter. On June 30, Thom Browne’s DTC network reached 120 DOS, with three net openings in Q2, including Los Angeles Melrose, New York Madison and Tokyo Ginza.
TOM FORD FASHION DTC revenues were €100.9 million in H1 2025, up 8.4% YoY (+9.9% organic). In Q2 2025, the brand’s DTC revenues were €52.8 million, +7.1% YoY (+10.7% organic), with all regions showing positive organic performance and EMEA delivering the strongest results. On June 30, 2025, TOM FORD FASHION had 66 DOS, with one net opening in the second quarter in Hong Kong Pacific Place.
Wholesale Branded Revenues Analysis
In H1 2025, Group wholesale branded revenues were €154.2 million, compared to €211.7 million in H1 2024, -27.1% YoY (-26.5% organic). In Q2 2025, wholesale branded revenues came in at €74.8 million, compared to €112.6 million in Q2 2024, -33.6% YoY (-32.5% organic).
ZEGNA wholesale revenues were €65.9 million in H1 2025, -17.1% YoY (-15.4% organic). In Q2 2025, the brand reported wholesale revenues of €23.8 million, -34.4% YoY (-31.1% organic). In line with management’s strategy, the negative wholesale performance in H1 includes the impact of some store conversions into retail concessions in H2 2024, and tighter control over iconic products. Q2 2025 performance also reflects a shift in delivery timing.
Thom Browne wholesale revenues were €36.5 million in H1, -52.4% YoY and organic. In Q2 2025, the brand’s revenues in the wholesale channel were €18.6 million, -56.0% YoY (-55.8% organic), reflecting the previously announced strategy to streamline the brand’s wholesale presence to focus on the DTC channel.
TOM FORD FASHION wholesale revenues were €51.8 million in H1, -6.5% YoY (-6.3% organic). In Q2 2025, the brand’s wholesale revenues reached €32.4 million, -5.0% YoY (-5.3% organic), mainly driven by some previous conversions of stores into retail concessions.
REVENUES BY GEOGRAPHIC AREA (Unaudited)

	H1 2025 vs H1 2024				Q2 2025 vs Q2 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
EMEA (1)	328,908	336,591	(2.3%)	(1.9%)	174,819	180,029	(2.9%)	(1.9%)
Americas (2)	262,714	246,046	6.8%	9.3%	137,743	131,869	4.5%	9.8%
Greater China Region	223,101	266,324	(16.2%)	(14.7%)	99,841	126,925	(21.3%)	(17.1%)
Rest of APAC (3)	111,508	109,990	1.4%	3.4%	55,658	57,556	(3.3%)	(1.0%)
Other (4)	1,459	1,171	24.6%	24.8%	808	586	37.9%	38.6%
Total revenues	927,690	960,122	(3.4%)	(2.0%)	468,869	496,965	(5.7%)	(2.6%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.
In H1 2025, Group revenues in EMEA were €328.9 million, -2.3% YoY (-1.9% organic), representing 35% of the Group’s revenues. In Q2 2025, EMEA revenues were €174.8 million, -2.9% YoY (-1.9% organic), impacted by the negative results in the wholesale channel at the three brands, notwithstanding the solid DTC positive performance, largely at ZEGNA and TOM FORD FASHION.

H1 2025 revenues in the Americas were €262.7 million, +6.8% YoY (+9.3% organic), representing 28% of the Group’s revenues. In Q2 2025, revenues in the Americas were €137.7 million, +4.5% YoY (+9.8% organic), driven by the strong performance of the ZEGNA and Thom Browne DTC channel.
H1 2025 revenues in the GCR were €223.1 million, -16.2% YoY (-14.7% organic), representing 24% of the Group’s revenues. In Q2 2025, GCR revenues were at €99.8 million, -21.3% YoY (-17.1% organic), still impacted by a subdued consumer environment in the region. The slight sequential deterioration in organic terms compared to the first quarter is linked to the performance of the wholesale channel, in particular at Thom Browne.
H1 2025 revenues in the Rest of APAC were €111.5 million, +1.4% YoY (+3.4% organic), representing 12% of the Group’s revenues. In Q2 2025, revenues in the region were €55.7 million, -3.3% YoY (-1.0% organic). Performance in Q2 was impacted by the demanding base of comparison in Japan for the whole sector and a more subdued consumer confidence in Korea.

Group Monobrand(1) Store Network at June 30, 2025

	At June 30, 2025				At December 31, 2024				At June 30, 2024
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	81	9	12	102	76	9	11	96	75	9	7	91
Americas	75	32	13	120	72	28	13	113	64	20	12	96
Greater China Region	77	39	13	129	78	40	12	130	82	35	11	128
Rest of APAC	53	40	28	121	55	39	28	122	58	38	26	122
Total Direct to Consumer (DTC)	286	120	66	472	281	116	64	461	279	102	56	437
EMEA	41	5	16	62	44	5	16	65	46	7	16	69
Americas	58	1	46	105	59	1	46	106	67	3	50	120
Greater China Region	11	10	—	21	11	10	—	21	13	10	—	23
Rest of APAC	5	5	1	11	4	5	2	11	4	4	5	13
Total Wholesale	115	21	63	199	118	21	64	203	130	24	71	225
Total	401	141	129	671	399	137	128	664	409	126	127	662
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).

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SIGNIFICANT EVENTS IN THE SECOND QUARTER OF 2025

VILLA ZEGNA Dubai and Summer 2026 Fashion Show
In June, Villa Zegna Dubai transformed the Dubai Opera into an immersive expression of the world of ZEGNA, along with the unveiling of the Summer 2026 Fashion Show. Rooted in the Founder’s legacy, Villa Zegna turned the iconic space into a celebration of the brand’s vision, with nature, culture and innovation coming together to tell a story of timeless ambition in the heart of the desert. Following the fashion show, the spaces welcomed top clients, cultural voices, international press and close friends of the brand for exclusive talks, curated experiences, the opportunity to re-view products from the show and a dedicated exclusive collection and pieces available only for that period.
SIGNIFICANT EVENTS SINCE JUNE 30, 2025
PARTNERSHIP WITH TEMASEK

On July 29, 2025 Ermenegildo Zegna Group and Venezio Investments Pte. Ltd., an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”) announced an agreement under which Temasek invested in the Group, purchasing 14,121,062 of the Company’s treasury shares at a price of $8.95 per share, which, together with the previously acquired 12,699,981 ordinary shares of the Company in the stock market, represent a 10% stake in the Company’s ordinary share capital outstanding.

SAM LOBBAN APPOINTED CEO OF THOM BROWNE

On July 30, 2025 Ermenegildo Zegna Group announced that from September 2, Sam Lobban will assume the role of Chief Executive Officer of Thom Browne. Rodrigo Bazan, the current CEO is stepping down to pursue other opportunities, effective August 31st. Sam began his career at Selfridges in London, later joining Mr. Porter as part of its founding team. He is currently serving as Executive Vice President and General Merchandising Manager for Apparel & Designer at Nordstrom, where he curated collaborations with leading brands, including Thom Browne. Sam is widely known for blending creative vision with strategic execution.

UPCOMING EVENTS
Next financial releases

•September 5, 2025: H1 2025 Financial Results
•October 23, 2025: Q3 2025 Unaudited Revenues
About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,100 employees and recorded revenues of €1.95 billion in 2024.

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Contacts

Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com
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Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; pandemics or other public health crises; international business, regulatory, social and political risks; restrictions on trade and the imposition of tariffs among countries; political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, and sanctions imposed onto Russia); the occurrence of acts of terrorism or similar events, conflicts or civil unrest; developments in Greater China and other growth and emerging markets; existing or future disputes, proceedings or litigation; future sales of our securities in the public market; our ability to maintain compliance with applicable listing standards; volatility in our share price; sanctions “trade wars”; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties, including credit risks; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; any malfunction or disruption in our information technology and networks, including as a result of cybercrime; any impact of a possible cybersecurity breach, the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; changes in, or failures to comply with, applicable laws and regulations, or actions taken by regulatory authorities; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.

Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events, factors and developments may cause that view to change, and it is not possible to assess the impact of such event, factor or development on the Company’s and the Group’s business. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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Non-IFRS Financial Measures

The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Revenues on a constant currency basis (Constant Currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.
We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
Revenues on an organic growth basis (organic or organic growth)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic or organic growth). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.

In calculating organic performance, the following adjustments are made to revenues:

(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(3)Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of revenues on an organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to organic performance, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the six months ended June 30, 2025 compared to the six months ended June 30, 2024 (H1 2025 vs H1 2024) and for the three months ended June 30, 2025 compared to the three months ended June 30, 2024 (Q2 2025 vs Q2 2024).

Segment

	H1 2025 vs H1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	—%	(1.6%)	1.6%	—%	—%	1.6%
Thom Browne	(22.4%)	(0.8%)	(21.6%)	—%	—%	(21.6%)
Tom Ford Fashion	2.8%	(1.0%)	3.8%	—%	—%	3.8%
Total	(3.4%)	(1.4%)	(2.0%)	—%	—%	(2.0%)

	Q2 2025 vs Q2 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	(2.6%)	(3.6%)	1.0%	—%	—%	1.0%
Thom Browne	(25.9%)	(2.0%)	(23.9%)	—%	—%	(23.9%)
Tom Ford Fashion	2.1%	(2.0%)	4.1%	—%	—%	4.1%
Total	(5.7%)	(3.1%)	(2.6%)	—%	—%	(2.6%)

Brand and product line

	H1 2025 vs H1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	0.8%	(1.8%)	2.6%	—%	—%	2.6%
Thom Browne	(22.5%)	(0.8%)	(21.7%)	—%	—%	(21.7%)
TOM FORD FASHION	2.8%	(1.0%)	3.8%	—%	—%	3.8%
Textile	(6.6%)	(0.3%)	(6.3%)	—%	—%	(6.3%)
Other	19.2%	(0.1%)	19.3%	—%	—%	19.3%
Total	(3.4%)	(1.4%)	(2.0%)	—%	—%	(2.0%)

	Q2 2025 vs Q2 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	(2.0%)	(4.2%)	2.2%	—%	—%	2.2%
Thom Browne	(25.8%)	(2.1%)	(23.7%)	—%	—%	(23.7%)
TOM FORD FASHION	2.1%	(2.0%)	4.1%	—%	—%	4.1%
Textile	(3.8%)	—%	(3.8%)	—%	—%	(3.8%)
Other	(2.9%)	(0.4%)	(2.5%)	—%	—%	(2.5%)
Total	(5.7%)	(3.1%)	(2.6%)	—%	—%	(2.6%)

Distribution channel

	H1 2025 vs H1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	3.7%	(1.9%)	5.6%	—%	—%	5.6%
Thom Browne	3.0%	(2.0%)	5.0%	—%	—%	5.0%
TOM FORD FASHION	8.4%	(1.5%)	9.9%	—%	—%	9.9%
Total Direct to Consumer (DTC)	4.2%	(1.9%)	6.1%	—%	—%	6.1%
Wholesale branded
ZEGNA brand	(17.1%)	(1.7%)	(15.4%)	—%	—%	(15.4%)
Thom Browne	(52.4%)	—%	(52.4%)	—%	—%	(52.4%)
TOM FORD FASHION	(6.5%)	(0.2%)	(6.3%)	—%	—%	(6.3%)
Total Wholesale branded	(27.1%)	(0.6%)	(26.5%)	—%	—%	(26.5%)
Textile	(6.6%)	(0.3%)	(6.3%)	—%	—%	(6.3%)
Other	19.2%	(0.1%)	19.3%	—%	—%	19.3%
Total	(3.4%)	(1.4%)	(2.0%)	—%	—%	(2.0%)

	Q2 2025 vs Q2 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	2.7%	(4.4%)	7.1%	—%	—%	7.1%
Thom Browne	2.4%	(4.2%)	6.6%	—%	—%	6.6%
TOM FORD FASHION	7.1%	(3.6%)	10.7%	—%	—%	10.7%
Total Direct to Consumer (DTC)	3.3%	(4.2%)	7.5%	—%	—%	7.5%
Wholesale branded
ZEGNA brand	(34.4%)	(3.3%)	(31.1%)	—%	—%	(31.1%)
Thom Browne	(56.0%)	(0.2%)	(55.8%)	—%	—%	(55.8%)
TOM FORD FASHION	(5.0%)	0.3%	(5.3%)	—%	—%	(5.3%)
Total Wholesale branded	(33.6%)	(1.1%)	(32.5%)	—%	—%	(32.5%)
Textile	(3.8%)	—%	(3.8%)	—%	—%	(3.8%)
Other	(2.9%)	(0.4%)	(2.5%)	—%	—%	(2.5%)
Total	(5.7%)	(3.1%)	(2.6%)	—%	—%	(2.6%)

Geographic area

	H1 2025 vs H1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	(2.3%)	(0.4%)	(1.9%)	—%	—%	(1.9%)
Americas (2)	6.8%	(2.5%)	9.3%	—%	—%	9.3%
Greater China Region	(16.2%)	(1.5%)	(14.7%)	—%	—%	(14.7%)
Rest of APAC (3)	1.4%	(2.0%)	3.4%	—%	—%	3.4%
Other (4)	24.6%	(0.2%)	24.8%	—%	—%	24.8%
Total	(3.4%)	(1.4%)	(2.0%)	—%	—%	(2.0%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

	Q2 2025 vs Q2 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	(2.9%)	(1.0%)	(1.9%)	—%	—%	(1.9%)
Americas (2)	4.5%	(5.3%)	9.8%	—%	—%	9.8%
Greater China Region	(21.3%)	(4.2%)	(17.1%)	—%	—%	(17.1%)
Rest of APAC (3)	(3.3%)	(2.3%)	(1.0%)	—%	—%	(1.0%)
Other (4)	37.9%	(0.7%)	38.6%	—%	—%	38.6%
Total	(5.7%)	(3.1%)	(2.6%)	—%	—%	(2.6%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

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